Weintraub LAW GROUP PC Business and Corporate Finance	10085 CARROLL CANYON ROAD, SUITE 230 SAN DIEGO, CALIFORNIA 92131 TELEPHONE (858) 566-7010 FACSIMILE (858) 566-7015 INFO@WEINTRAUBLAWGROUP.COM

October 23, 2015

Christian Windsor
Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

RE:         Innovus Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed September 11, 2015
File No. 333-206890

Mr. Windsor,

This Correspondences is in response to your letter dated September 25, 2015 in reference to our filing of the Form S-1 Registration Statement on September 11, 2015 on behalf of Innovus Pharmaceuticals, Inc. (the “Company”), your file number 333-206890.

We have keyed our responses to your comment items in a format slightly modified from your original numeric order. The last four comments have been renumbered to reflect their chronological numerical order.

In addition to the revisions made in response to your comment items, we have revised the Form S-1 to reflect two additional investments from two current Buyers, increasing the total number of shares being offer to 16,310,833.

Prospectus Cover Page

1.
Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the difference between the amount received by the company and the market value of the securities received by the selling shareholders, the short holding period by the investors prior to registration and the significant possibility that the offering could expose investors in your shares to even more dilution in the event of a default, the transaction appears to really be on behalf of the issuer. Please provide a detailed analysis of why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i). For more information, please refer to Securities Act Rules C&DI Question 612.09. Alternatively, revise your section to clearly identify a fixed price at which the selling security holders will sell the shares.

Response:  In an effort to assist registrant in determining whether an offering by selling shareholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

•	how long the selling shareholders have held the shares;

•	the circumstances under which the selling shareholders have received the shares;

•	the relationship of the selling shareholders to the issuer;

•	the number of shares being sold;

•	whether the selling shareholders are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering (the “Offering”) of up to 16,310,833 shares (the “Shares”) of common stock of the Company by the Selling Shareholders is not, and should not be considered, a primary offering of the Shares to the public. We respectfully submit that the Offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act.

A.	Factor 1: How long the Shareholders Have Held the Shares

As of the date of this letter, the 4,337,500 Shares have been held by the Selling Stockholders since the execution of their Securities Purchase Agreements and related agreements. The remaining Shares underlying the Convertible Notes and Warrants will be issued upon exercise or conversion, at the Selling Shareholder’s election.  Each of such issuances of Common Stock was made in a bona fide private placement exempt from registration under Section 4(a)(2) of the Securities Act. As described below, the Selling Stockholders made customary investment and private placement representations in the Securities Purchase Agreements and related documents executed by each, including a representation that they had no present intent to sell such shares

We believe that the Staff’s guidance on secondary offering registration as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“C&DI 116.19”) which clarifies that, under the circumstances set forth therein, a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding period, is instructive on the issue of registration of the Shares: “In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock.”

As of the date of this letter, the Selling Stockholders have held the 4,337,500 shares since execution of their agreements. In addition, the Company’s Common Stock is presently traded on the OTC Quotation Board and as of the date of this letter the trading price was $0.11 with very low volume; while the exercise price of the Warrants is $0.30 and the conversion price of the Notes is $0.15 per share. The Selling Stockholders are irrevocable bound to the set exercise and conversion prices, and they are NOT based on market price or a fluctuating ration. The Company believes that the Selling Stockholders  currently bear and  would most likely need to continue to bear the market risk of a significant portion of their investment because it could be difficult for them to sell such shares into the public market. While the market price and the exercise price of both the Notes and Warrants are disclosed in the S-1, we can clarify.

B.	Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares

As described above, the Selling Stockholders acquired their respective shares and convertible securities in bona fide private placement transactions pursuant to an exemption from registration under Section 4(2) of the Securities Act.

In the Share Exchange Agreement and related documents, each Selling Stockholder made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the Shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Shares to any person, (iii) will not sell or otherwise dispose of any of the Shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective..

C.	Factor 3: The Selling Shareholders’ Relationship to the Company

The Company’s understanding is that Selling Stockholders are comprised of private investment funds. None of the Selling Stockholders has any representative position on the Company’s board of directors, nor do any of the Selling Stockholders have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement.

Furthermore, none of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature and amount of resales of such Shares following the effectiveness of the Registration Statement or whether such Shares are even resold at all under the Registration Statement. In addition, the Company will not receive any of the proceeds from any resale of the Shares by the Selling Stockholders under the Registration Statement. The Selling Stockholder, neither individually nor collectively have the ability to exert control over the Company or its Affiliates.

D.	Factor 4: The Amount of Shares Involved

As of September 10, 2015, the Company had 43,397,480 shares of Common Stock outstanding held by approximately 763 shareholders. The Shares being registered for resale under the Registration Statement include shares held by 4 stockholders. Assuming each Note is converted and each Warrant is exercised, the 16,310,833 shares would bring the total issued and outstanding up to 59,708,313. SBI Investments, LLC may own at most 12%, Anson Investment Master Funds may own at most 12%, FirstFire Global Opportunities, Inc. may own at most 2%, and Garden State Securities may own at most 0.08%.   The number of shares being registered under this Registration Statement do not make up a controlling interest. .

The Shares are held by separate Selling Stockholders, and not by one or a few Selling Stockholders.

The Selling Stockholders have no relationship among themselves or with the Company and/or its affiliates. Accordingly, the Company believes that the Shares only represent a small percentage of the Company’s outstanding common stock and are not controlled by one or few Selling Stockholders.

E.	Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

The Selling Stockholders are comprised of private investment funds. The Company has been advised that 1 of the 3 private investment fund Selling Stockholders is a broker-dealer.  None of the other Selling Stockholders is a broker-dealer or an affiliate of a broker-dealer.

However, Garden State Securities, Inc., registering a number of shares representing at most 0.08% of the total issued and outstanding (assuming full conversion and exercise) is a broker and acted as the Placement Agent for the private offering under which the Convertible Notes were sold.  The shares they are registering the shares issued pursuant to an Engagement Agreement as compensation for services performed, not for a distribution purposes.

To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the shares.

Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

F.	Factor 6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders acquired the Shares and convertible securities in a bona fide private placement transaction in which they made the typical investment and private placement representations to the Company including that they had no present intent to distribute the Shares. . Since such time, the Selling Stockholders have borne the full economic risk of ownership of their Shares and convertible securities, and likely will continue to do so for a significant period of time given the Company’s Common Stock is lightly traded on the OTCQB. To the Company’s knowledge, the Selling Stockholders are comprised of 4 private investment funds, not involved in the business of underwriting securities. None of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement.

For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Shares by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

2.
Revise this section to disclose the total dollar value of the securities that you sold as part of the placement of the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Response:  We have revised the Prospectus Summary on page 1 to include the following:

“Based on the market price per share on the date of each Convertible Note (July 15, 2015: $0.15, July 28, 2015: $0.15, August 27, 2015: $0.14, September 21, 2015: $0.08, September 30, 2015: $0.07) the total dollar value of the securities sold as part of this Offering is approximately $2,116,917.”

3.
Revise this section to discuss, in detail, the impact of a default on the notes on the amount of securities that can be issued under the convertible notes and the price at which the notes convert. Present the total number of shares that could be issued in the event of default based on the 60% of 10 day volume weighted average price contemplated in the promissory note (Exhibit 4.2 to the 8-K filed September 2, 2015).

Response:  We have revised the Prospectus Summary on page 1 to include the following detailed discussion regarding the amount of securities that can be issued under the convertible notes upon default. Note that since we have no way of definitively determining the average stock price for the 10 days prior to the future hypothetical default of the Notes, we have used a price per share of $0.11 for the 10 day volume weighted average price.

“…a “Default Amount” equal to the sum of (i) the Principal Amount, together with accrued interest due thereon through the date of payment payable at the Holder’s option in cash or Common Stock and (ii) an additional amount equal to the Principal Amount payable at the Company’s option in cash or Common Stock.  For purposes of payments in Common Stock, the following conversion formula shall apply: the Conversion Price shall be the lower of: (i) the Fixed Conversion Price ($0.15) or (ii) 60% multiplied by the volume weighted average price of the Common Stock during the ten (10) consecutive Trading Days immediately prior to the later of the Event of Default or the end of the applicable cure period.  Assuming each of the Notes are in Default all on their one year anniversary.”

Summary of the Offering, page 2

4.
Please revise us with a tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response: We have revised this section to include the following tabular disclosure:

Note/Warrant Holder	Sale Date	Value of Each Payment to Holder (1)	Gross Proceeds	Net Proceeds to Issuer
Anson Investment Master Funds, LP(3)	July 15, 2015	$625	$250,000	$249,375
Anson Investment Master Funds, LP(3)	July 28, 2015	$625	$250,000	$249,375
FirstFire Global Opportunities Fund (4)	August 27, 2015	$338	$125,000	$124,662
SBI Investments, LLC (5)	August 27, 2015	$1,250	$500,000	$498,750
SBI Investments, LLC (5)	September 21, 2015	$750	$100,000	$99,250
Anson Investment Master Funds, LP(3)	September 30, 2015	$750	$100,000	$99,250
Garden State Securities, Inc. (2)		$145,000	$0	$-145,000
		$149,338		1,325,000

(1)	Does not include repayment of the Principal on the convertible notes. Includes both cash and value of stock payments.
(2)	Includes payment of $72,500 and issuance of a Warrant to purchase 483,333 shares of common stock at $0.30 exercise price and $0.15 market price: $72,500.
(3)	Includes total of 2,000,000 Issuance Shares issued as additional consideration for the purchase of the Notes. Based on price per share of $0.001.
(4)	Includes total of 337,500 Issuance Shares issued as additional consideration for the purchase of the Notes. Based on price per share of $0.001.
(5)	Includes total of 2,000,000 Issuance Shares issued as additional consideration for the purchase of the Notes. Based on price per share of $0.001.

“The Notes do not set forth a repayment schedule for either the repayment of the principal or accrued interest. The Full principal amount plus accrued interest is due on the Maturity date. The Notes may be converted into shares of common stock, in whole or part, at the election of the Holder any time after six month anniversary of the Note.”

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
The total possible profit to be realized as a result of any conversion discounts for securities underlying the convertible notes, presented in a table with the following information disclosed separately:

o	The market price per share of the underlying securities on the date of the sale of the of the convertible note;

o	The market price per share of the issuance shares;

The conversion/exercise price per share as of the date of the sale of that convertible note, calculated as follows:

▪	If the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that convertible note; and

▪
If the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	The total possible shares to be received under the convertible note (assuming complete conversion/exercise);

•	The total possible shares to be received under the convertible note in the event of a default;

•
The combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares to be received;

•
The total possible shares to be received and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of underlying shares; and

•
The total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion/exercise price on the date of the sale of the convertible note from the combined market price of the total number of underlying shares on that date.

Response:  We have revised Summary of the Offering on page 2 to include the table illustrating the total possible profit to be realized as a result of any conversion discounts for securities underlying the Notes.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:

o	The market price per share of the underlying securities on the date of the sale of the of that other security;

o	The conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

▪	If the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

▪
If the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	The total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
The combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
The total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
The total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:  We have revised Summary of the Offering on page 2 to include the table illustrating the possible profits to be realized as a result of any conversion discounts for securities underlying any other Warrants, options, Notes, or other securities.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Four;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible note and any other warrants, options, notes, or other securities of the issuer that are hold by the selling stockholders or any affiliates of the selling stockholders that is disclosed on response to Comment Five and Comment Six.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment Four and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to Comment Five divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that results percentage averaged over the term of the convertible notes.

Response:  We have revised this section with the table illustrating the total proceeds when considered with the discounts discussed in the previous tables.

Also, we have included the following disclosure: “Based on the tables above, the Company estimates that the total possible payments ($149,338) together with the total possible discount to the market price of the shares underlying the convertible notes ($155,833), when compared to the Net Proceeds to the Issuer ($1,473,162) is about 20%.”

8.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

o	The date of the transaction;

o	The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

o
The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

o	The number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

o
The percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number by the

o	number of shares issued or issuable in connection with the applicable transactions;

o	The market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

o	The current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:  We have revised Summary of the Offering on page 2 to include the following disclosure

“The Company has not been involved with any prior securities transactions with any of the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholders has a contractual relationship regarding the transaction.”

9.	Revise the registration statement to disclose:

o
The number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

o	The number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements; and

o	The number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:  We have revised this section to include the following:

“Prior to the convertible note transaction, the total number of shares outstanding was 41,414,805. Excluding shares held by persons other than selling stockholders, affiliates of the company and affiliates of the selling stockholders, the total number of shares outstanding is approximately 25,242,910. None of the selling stockholders has registered shares of the Company in prior registration statements. Not including any securities underlying any outstanding convertible securities, options or warrants, the number of common shares being registered is 4,337,500.”

10.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

o	Whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

o
Whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following information:

•	The date on which each such selling stockholder entered into that short position; and

•
The relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response: We have revised this section to include the following:

“The Company has the intention, and reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities. It is the Company’s understanding that none of the selling stockholders have an existing short position in the Company’s stock.”

Supplementally, the Company has over $1,800,000 available under a Line of Credit, should the revenues be insufficient to make all payments.

11.	Please provide us, with a view toward disclosure in the prospectus, with:

o
A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

o
Copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those person) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:  The Issuer (or any of its predecessors) has no other relationships with the selling stockholders, any affiliates of the selling stockholders, or any person which whom any selling stockholder has a contractual relationship regarding the transaction.  Any and all agreements and documentation thereof is included in this registration statement.

Selling Security Holders, page 15.

12.
With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

Response:  We have revised footnotes 1, 2, 3 and 5 under the Selling Stockholder Information table on page 15 to include the natural person or persons who exercise control or voting power over the shares being registered and offered.

In connection with the response to your comments, Innovus Pharmaceuticals, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at (858) 566-7010.

Yours truly,

/s/ Jennifer Trowbridge
Weintraub Law Group